Exhibit 99.1

Jiayin Group Inc. Announces Changes in Management

SHANGHAI, February 9, 2021 (GLOBE NEWSWIRE) --Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading fintech platform in China, today announced that Mr. Jiong Feng has resigned from his position as the Company’s Chief Technology Officer due to personal reasons, effective from February 8, 2021. Mr. Dinggui Yan, the Founder, Director and Chief Executive Officer, expressed appreciation for Mr. Feng’s contributions to the development of the Company on behalf of the board of directors and management team of the Company.

The Company has appointed Mr. Chongxian Bai, the current Vice President of Technology Operations, as the new Chief Technology Officer, effective from February 8, 2021.

Mr. Chongxian Bai has over 15 years of technology leadership experience in internet, virtual reality and financial services. He joined Jiayin in 2013 and led the development of the microservices architecture and information security system, which provided efficient and stable technical support for the Company. Prior to joining the Company, Mr. Bai had held senior technology roles at well-known foreign companies such as Toshiba, NEC, and IBM since 2004. Mr. Bai graduated from Beijing University of Chemical Technology, majoring in electronic information engineering.

About Jiayin Group Inc.

Jiayin Group Inc. is a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between investors and borrowers, whose needs are underserved by traditional financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers.

Exhibit 99.1

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan origination of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

In China:

Jiayin Group

Ms. Shelley Bei Bai

Email: ir@jiayinfintech.cn

or

The Blueshirt Group

Ms. Susie Wang

Email: susie@blueshirtgroup.com

In the U.S.:

Ms. Julia Qian

Email: julia@blueshirtgroup.com